Exhibit 12.1

Domino’s, Inc.

Computation of ratio of earnings to fixed charges

(Dollars in thousands)

	Years ended
	Jan. 3, 1999	Jan. 2, 2000	Dec. 31, 2000	Dec. 30, 2001	Dec. 29, 2002	Dec. 29, 2002	Two fiscal quarters ended June 15, 2003

						(pro forma)	(actual)	(pro forma)
Income before provision for income taxes	$63,949	$2,504	$41,390	$60,287	$96,450	$82,572	$57,415	$47,539
Fixed charges, as defined (a)	16,186	81,962	83,504	76,190	68,814	82,692	27,247	37,123

Earnings as defined	$80,135	$84,466	$124,894	$136,477	$165,264	$165,264	$84,662	$84,662

Fixed charges (a):
Interest expense	$7,051	$74,116	$75,800	$68,380	$60,321	$74,199	$23,353	$33,229
Interest portion of rent	9,135	7,846	7,704	7,810	8,493	8,493	3,894	3,894

Total fixed charges	$16,186	$81,962	$83,504	$76,190	$68,814	$82,692	$27,247	$37,123

Ratio of earnings to fixed charges	5.0x	1.0x	1.5x	1.8x	2.4x	2.0x	3.1x	2.3x

(a)	Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.